Exhibit 21.1

Subsidiaries as of January 31, 2020*

Name	Jurisdiction of Incorporation or Organization
Coupa Deutschland GmbH	Germany
Coupa Operations, Inc.	Delaware
Coupa Operations, S de R.L. de C.V.	Mexico
Coupa Serviços Em Tecnologia Da Informação E Marketing Promocional Ltda.	Brazil
Coupa Software Australia Pty Ltd.	Australia
Coupa Software Canada Inc.	Canada
Coupa Software DMCC	United Arab Emirates
Coupa Software Godo Kaisha	Japan
Coupa Software India Private Limited	India
Coupa Software Proprietary Limited	South Africa
Coupa Software Sweden AB	Sweden
Exari Group, Inc.	Delaware
GTCR/Opus Blocker Corporation	Delaware
Hiperos LLC	Delaware
Simeno Holding AG	Switzerland
Vinimaya LLC (dba Aquiire Inc.)	Delaware
Yapta, Inc.	Delaware

*  Inclusion on the list above is not an admission that any of the above entities, individually or in the aggregate, constitutes a significant subsidiary within the meaning of Rule 1-02(w) of Regulation S-X and Item 601(b)(21)(ii) of Regulation S-K.